EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Acceptance Insurance Companies Inc. and Subsidiaries

We consent to the incorporation by reference in Registration Statements No. 33-68856, No. 33-53001, No. 33-57813, and No. 333-28749 on Form S-3 and in Registration Statements No. 33-91494, No. 33-07397 and No. 33-67180 on Form S-8 of Acceptance Insurance Companies Inc. and subsidiaries of our reports dated July 8, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1 and the restatement discussed in Note 2), appearing in the Annual Report on Form 10-K of Acceptance Insurance Companies Inc. and subsidiaries for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

July 16, 2004